UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STRATEGIC HOTELS & RESORTS, INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

86272T106

(CUSIP Number)

Laurie A. Smiley, Esq.

Arian Colachis, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person Authorized to

 Receive Notices and Communications)

May 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,190,000(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 12,190,000(1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,190,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6%

14	Type of Reporting Person (See Instructions) OO

(1)All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 86272T106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,190,000 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 12,190,000(1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,190,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6%

14	Type of Reporting Person (See Instructions) IN

(1)All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Strategic Hotels & Resorts, Inc. (the “Issuer”).  This Amendment is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on October 6, 2008.

Item 3.     Source and Amount of Funds or other Consideration

On May 13, 2010, Cascade purchased 8,000,000 shares of Common Stock for an aggregate price of $36,800,000 with its working capital.

Item 4.	Purpose of Transaction

On May 13, 2010, Cascade acquired 8,000,000 shares of Common Stock of the Issuer in connection with the Issuer’s public offering (the “Equity Offering”) of 66 million shares of its Common Stock (excluding an option to purchase 9,900,000 additional shares of Common Stock) announced on May 10, 2010.  Concurrent with the Equity Offering, the Issuer commenced a tender offer (the “Tender Offer”) to purchase, for cash, at a price of 100% of the principal amount plus accrued and unpaid interest any and all of the outstanding $180 million aggregate principal amount of Strategic Hotel Funding L.L.C.’s 3.50% Exchangeable Senior Notes due 2012 (the “Exchangeable Notes”).  Strategic Hotel Funding L.L.C. is a subsidiary of the Issuer.  Cascade intends to tender an Exchangeable Note in the face amount of $20,900,000 in the Tender Offer.  The Tender Offer expires at 12:00 midnight, New York City time, on June 7, 2010, unless extended or earlier terminated (the “Expiration Date”).  The settlement date for the Tender Offer is expected to occur promptly following the Expiration Date.  The Tender Offer is not conditioned on any minimum amount of Exchangeable Notes being tendered; however, the Tender Offer is conditioned on the consummation of the Equity Offering and receipt by the Issuer of at least $200 million of gross proceeds therefrom, and is subject to the satisfaction or waiver of the other conditions to the Tender Offer set forth in the Issuer’s Offer to Purchase.

The Reporting Persons continue to review and evaluate on an ongoing basis all of their alternatives with respect to their investment in, and intentions with respect to, the Issuer, including discussions with the Issuer from time to time concerning the possible acquisition or disposition of securities, the exchange and/or sale of assets between the Reporting Persons and the Issuer for such consideration (whether in the form of cash and/or securities of the Issuer) as may be agreed.  The Reporting Persons may from time to time apply for and seek to obtain regulatory or Issuer approvals or waivers, if any, that are necessary or appropriate to permit the Reporting Persons to acquire additional securities of the Issuer.  Subject to receipt of any necessary and appropriate approvals or waivers, the Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer.  There can be no assurance as to when, over what period of time, or to what extent Cascade may decide to enter into any transaction with the Issuer or to increase its ownership interest in the Issuer.  The Reporting Persons may also at any time and from time to time dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.  The Reporting Persons continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.

Except as set forth herein, the Reporting Persons have not formulated any plans or proposals that relate to, or would otherwise result in, any matter required to be disclosed pursuant to paragraph (a) through (j) of item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)           See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)           See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)           As set forth herein, Cascade purchased 8,000,000 shares of Common Stock for cash in open market transactions pursuant to a public underwritten offering on May 13, 2010 at $4.60 per share.

(d)           None.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.  Except as set forth in Item 4 and the Joint Filing Agreement, dated October 6, 2008, included on the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
Name: Alan Heuberger(2)
Title: Attorney-in-fact for Michael
Larson, Business Manager
WILLIAM H. GATES III(1)

	By:	*
Name: Alan Heuberger(3) Title: Attorney-in-fact
	*By:	/s/ Alan Heuberger

(1)This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated October 6, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on October 6, 2008, SEC File No. 005-79938, and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.